SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INFORMATION SERVICES GROUP, INC.

(Name of Subject Company (Issuer))

INFORMATION SERVICES GROUP, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David E. Berger

Executive Vice President and Chief Financial Officer

Two Stamford Plaza

281 Tresser Boulevard

Stamford, CT 06901

(203) 517-3100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Thomas F. Lamprecht, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe St.

Chicago, IL 60614

Tel: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 to 11.	Not applicable.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Press release announcing the Tender Offer, dated March 9, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Information Services Group, Inc. on March 9, 2016).

2